Exhibit 99.2

SYNERON MEDICAL LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Syneron Medical Ltd. (the "Company"), do hereby nominate, constitute and appoint Mr. Hugo Goldman, Ms. Shir Kligler, and Ms. Terry Gerstner, or any one of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share, of the Company ("Ordinary Shares"), held in my name on its books as of May 8, 2017, at the Special General Meeting of Shareholders to be held at the offices of the Company located at the Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on Thursday, June 15, 2017 at 3 p.m. Israel local time (or as otherwise adjourned or postponed) (the "Meeting"). By my signature, I hereby revoke any and all proxies given prior to the date hereof.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF
SYNERON MEDICAL LTD.
June 15, 2017
GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

INSTRUCTIONS:
SUBMIT YOUR PROXY BY INTERNET - www.voteproxy.com
Use the Internet to transmit your voting instructions up until 11:59 P.M. Israel Time on June 14, 2017. Have your proxy card in hand when you access the web site and then follow the on-screen instructions.

SUBMIT YOUR PROXY BY PHONE
Use any touch-tone telephone by dialing 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries to transmit your voting instructions up until 11:59 P.M. Israel Time on June 14, 2017. Have your proxy card in hand when you call and then follow the recorded instructions.

You do not need to return this proxy card if you are voting electronically over the phone or the internet.

SUBMIT YOUR PROXY BY MAIL
Mark, sign, date and return this proxy card promptly using the enclosed addressed envelope so that it is received by us not later than 48 hours before the Meeting on June 15, 2017.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE PROPOSAL LISTED BELOW.
PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ADDRESSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
		FOR	AGAINST	ABSTAIN

Important Instructions for Proposal/Item 1A:
PLEASE BE CERTAIN TO FILL IN THE BOX FOR PROPOSAL/ITEM 1A OPPOSITE TO CONFIRM IF YOU ARE MERGER SUB, PARENT OR A PERSON OR ENTITY, DIRECTLY OR INDIRECTLY, HOLDING AT LEAST 25% OF THE MEANS OF CONTROL OF MERGER SUB OR PARENT, OR ANYONE ACTING ON BEHALF OF MERGER SUB, PARENT OR A PERSON OR ENTITY DESCRIBED IN PREVIOUS CLAUSE, INCLUDING ANY OF THEIR AFFILIATES.

Under the Companies Law, you cannot be counted towards the majority required for Proposal 1 unless you provide the foregoing important confirmation.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made with respect to the proposal for the Meeting, this Proxy will be voted "FOR" that proposal and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof (including voting on the adjournment or postponement of such meetings).

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, YOUR SHARES CANNOT BE VOTED.

To assure your representation at the Meeting, please mark, sign, date and return this proxy card no later than 48 hours before the time of the Meeting.

Directions

If you have any questions on how to fill out the proxy card, please contact Proxy Advisory Group, the Company's proxy solicitation firm, toll-free at 1-888-55-PROXY (1-888-557-7699) in the United States, or 1-212-616-2180 from foreign countries, who will advise you as to how to submit your vote.
1.
To approve the merger of the Company with Rendel Amare Ltd. ("Merger Sub"), a wholly-owned subsidiary of Lupert Ltd. ("Parent"), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Israel Companies Law, whereby Merger Sub will merge with and into the Company, with the Company surviving and becoming a wholly-owned subsidiary of Parent (the "Merger"); (ii) the Agreement and Plan of Merger, dated as of April 2, 2017, by and among Parent, Merger Sub and the Company (the "Merger Agreement"); (iii) the consideration to be received by the Company's shareholders in the Merger, consisting of US $11.00 in cash (the "Merger Consideration"), without interest and subject to applicable withholding taxes, for each Ordinary Share held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding option that is unexercised immediately prior to the effective time of the Merger, whether vested or unvested, to purchase one Ordinary Share, including options held by Company directors, into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, without interest and subject to any withholding obligations; (v) the conversion of each outstanding restricted share unit ("RSU") that is unsettled immediately prior to the effective time of the Merger, whether vested or unvested, representing the right to receive one Ordinary Share, including RSU's held by Company directors,  into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable purchase price per Ordinary Share of such RSU, without interest and subject to any withholding obligations; and (vi) all other transactions and arrangements contemplated by the Merger Agreement, including directors' and officers' liability insurance.
		☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐	1A.
Are you Merger Sub, Parent, or a person or entity, directly or indirectly, holding at least 25% of the means of control of Merger Sub or Parent, or anyone acting on behalf of Merger Sub, Parent or a person or entity described in the previous clause, including any of their affiliates (you must mark this Item 1A for your vote to be counted)?
		YES ☐	NO ☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.